

SE 16013968

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24931

SEC Mail Processing Section FEB 29 2016 Washington DC 409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 400
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jing ("Christine") Zou (858) 731-8530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street, Suite 500, Los Angeles, CA 90017
(Address) (City) (State) (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
09

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jack L. Rivkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, L.L.C., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Altegris Investments, L.L.C.
Statement of Financial Condition
(SEC Identification No. 8-24931)
As of December 31, 2015
With Report of Independent Registered
Public Accounting Firm

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego)

On February 24, 2016 before me, Malinda Mei-Yin Khauv, Notary Public
(insert name and title of the officer)

personally appeared Jack Rivkin,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


MALINDA MEI-YIN KHAUV
COMM. #2106235
Notary Public - California
San Diego County
My Comm. Expires Apr. 9, 2019
NR01

Signature (Seal)

Altegris Investments, L.L.C.

Financial Statement

As of December 31, 2015

Contents


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Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

Those Charged with Governance
Altegris Investments, LLC

We have audited the accompanying statement of financial condition of Altegris Investments, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Altegris Investments, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Los Angeles, CA
February 26, 2016

Altegris Investments, L.L.C.

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 2,795,530
Accounts receivable	6,296
Due from related parties	122,773
Prepaid expenses	108,990
Refundable deposits	25,000
Total assets	$ 3,058,589
Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 203,040
Due to related parties	118,299
Commissions payable	630,239
Accrued expenses	109,009
Total liabilities	1,060,587
Member's equity:	
Additional paid-in capital	4,537,081
Accumulated deficit	(2,539,079)
Total member's equity	1,998,002
Total liabilities and member's equity	$ 3,058,589

See accompanying notes to financial statements.

Altegris Investments, L.L.C.

Notes to Statement of Financial Condition

December 31, 2015

1. Organization and Business

Altegris Investments, Inc. was incorporated on June 19, 1975. On December 31, 2014, Altegris Investments, Inc. was converted from an Arkansas corporation to a Delaware limited liability company and its registered name changed to Altegris Investments, L.L.C. (the Company or Altegris Investments). The Company is wholly owned by Altegris Holdings II, L.L.C. (the Parent), which is wholly owned by AqGen Liberty Management I, Inc. (ALMI). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy public funds and privately offered hedge funds and commodity funds.

The Company does not maintain a special account for the exclusive benefit of customers for its private funds and, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. Further, the Company does not carry or clear customer accounts for its public funds and, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. As future

2. Summary of Significant Accounting Policies (continued)

events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements as changes occur.

Cash and Cash Equivalents

Certificates of deposit, money market funds, and other time deposits with original maturities of 90 days or less are considered cash equivalents in the statement of financial condition and the statement of cash flows. The Company has cash in banks in excess of the Federal Depository Insurance Commission (FDIC) insurance coverage of $250,000. At December 31, 2015, the Company had $2,545,530 in excess of this requirement.

Accounts Receivable and Due from Related Parties

Accounts receivable and due from related parties represent commissions receivable from marketing alternative strategy public funds, privately offered commodity funds, privately offered hedge funds, and third-party funds and are carried at their estimated collectible amounts. Management assessed the collectability of these accounts and determined that no allowance for doubtful accounts was needed as of December 31, 2015. The Company had no write-offs of any accounts receivable and due from related parties in the year then ended.

Income Taxes

The Company is a single member limited liability company and is not subject to federal and state income taxes; its income and deductions are included with those of the Parent. The Company's income and expense is ultimately included in the income tax return of ALMI, an affiliate of the Parent.

3. Related-Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, L.L.C. (Altegris Services), an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services. The payable due to related parties includes a payable to be paid to Altegris Services in connection with these services, totaling $117,424.

During 2015, Altegris Advisors was the general partner for five privately offered commodity pools and is registered with the CFTC as a Commodity Pool Operator and is a member of the NFA. The Company, as a selling agent, receives 2% per annum as continuing compensation for Class A interests sold that are outstanding at month-end directly from the five commodity pools. The receivable from related parties includes a receivable for continuing compensation totaling $65,777.

Altegris Advisors launched certain publicly offered closed-end funds in a master-feeder structure in 2015 and acts as the advisor to these closed-end funds. The Company, as the distributor of the feeder fund in the master-feeder structure, is entitled to charge an upfront sales commission of up to 3.5% of the investment amount for feeder fund shares. The Company may, in its discretion, waive or reduce the amount of such upfront sales commission for certain investors. Additionally, as the distributor, the Company is entitled to receive and retain a distribution and servicing fee from the feeder fund in respect of shares of the feeder fund sold directly by the Company, at an annual rate of 0.60% of the aggregate net asset value, determined as of each month-end. At December 31, 2015, there existed a receivable of $6,127 for the upfront sales commission and $50,869 for the distribution and servicing fee, both of which are included in due from related parties on the accompanying statement of financial condition.

4. Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2015, the Company had net capital and net capital requirements of $1,759,943 and $70,706, respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 0.6 to 1.

5. Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, prepaid expenses, refundable deposits, accounts payable, due to related parties, commissions payable, and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

6. Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business. The Company expenses legal fees as incurred.

7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk. The Company records transactions on a trade-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2015 settled in a timely manner and resulted in no exposure to unsettled transactions as of December 31, 2015.

8. Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 26, 2016, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified.